UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

August 20, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Plan of Operation – Acquisitions

After evaluating the potential local and state legislative changes impacting multifamily operations, risk profile, and outlook relative to other opportunities that may be available to RealtyMogul Income REIT, Inc. (the “Company”), the Company concluded that continuing to hold the Edison Equity Investment (as defined below), the Roosevelt Equity Investment (as defined below), and the Minnehaha Equity Investment (as defined below) was not expected to produce an attractive risk-adjusted return. As a result, the Company determined that the sale of the Edison Property (as defined below), the Roosevelt Property (as defined below), and the Minnehaha Property (as defined below) was the best option available to the Company. The Company accepted an offer from an unaffiliated third party to purchase the Edison Property, the Roosevelt Property, and the Minnehaha Property, enabling it to exit this portfolio of assets where the Company believes the market headwinds and future asset level performance creates uncertainty and risk regarding future property valuations and redeploy proceeds into opportunities better aligned with its long-term strategy and return objectives.

Edison Apartments – Gresham, Oregon

As previously disclosed, on March 30, 2022, the Company acquired a $5,500,000 joint-venture limited partnership equity investment (the “Edison Equity Investment”) in an entity that owned the Edison Apartments, a 64-unit, Class A apartment community (the “Edison Property”) in Gresham, Oregon, which is located in the Portland, Oregon Metropolitan Statistical Area. On August 20, 2026, the Edison Property was sold for the reasons stated above.

The Edison Property was originally acquired for $19,500,000, or $304,688 per unit, and was sold for $13,600,000, or $212,500 per unit. The initial underwriting projected a property-level equity multiple of 2.4x throughout a 10-year hold period. Based on the Edison Property’s sale price, the Company believes the Edison Property will achieve approximately a 0.3x equity multiple over the 4.4-year hold period.

Roosevelt Commons – Vancouver, Washington

As previously disclosed, on September 20, 2021, the Company acquired a $3,350,000 joint-venture limited partnership equity investment (the “Roosevelt Equity Investment”) in an entity that owned the Roosevelt Commons, a 36-unit, Class A apartment community (the “Roosevelt Property”) in Vancouver, Washington, which is located in the Portland, Oregon Metropolitan Statistical Area. As previously disclosed, on October 28, 2021, $140,888 of the Roosevelt Equity Investment was subsequently refunded to the Company as a result of higher loan proceeds received in connection with the closing, resulting in a net equity investment of $3,209,112. On August 20, 2026 the Roosevelt Property was sold for the reasons stated above.

The Roosevelt Property was originally acquired for $12,550,000, or $348,611 per unit, and was sold for $10,070,000, or $279,722 per unit. The initial underwriting projected a property-level equity multiple of 1.9x throughout a 7-year hold period. Based on the Roosevelt Property’s sale price, the Company believes the Roosevelt Property will achieve approximately a 0.6x equity multiple over the 4.9-year hold period.

Minnehaha Meadows – Vancouver, Washington

As previously disclosed, on September 20, 2021, the Company acquired a $3,650,000 joint-venture limited partnership equity investment (the “Minnehaha Equity Investment”) in an entity that owns Minnehaha Meadows, a 49-unit, Class A- apartment community (the “Minnehaha Property”) in Vancouver, Washington, which city is located in the Portland, Oregon Metropolitan Statistical Area. As previously disclosed, on October 28, 2021, $294,982 of the Minnehaha Equity Investment was subsequently refunded to the Company as a result of higher loan proceeds received in connection with the closing, resulting in a net equity investment of $3,355,018. On August 20, 2026 the Minnehaha Meadows Property was sold for the reasons stated above.

The Minnehaha Property was originally acquired for $16,450,000, or $335,714 per unit, and was sold for $14,225,000, or $290,306 per unit. The initial underwriting projected a property-level equity multiple of 2.6x throughout a 10-year hold period. Based on the Minnehaha Property’s sale price, the Company believes the Minnehaha Property will achieve approximately a 0.5x equity multiple over the 4.9-year hold period.

Plan of Operation – Results of Operations

As of August 27, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by the Company was approximately $441 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by the Company was approximately $900 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, Inc.’s portfolio is based on the most recent internal valuations as of the end of the fiscal quarter upon which the Company’s most recently announced net asset value (“NAV”) per share is based pursuant to the Company’s valuation policies; provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by the Company’s Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

The Company’s commercial real estate assets and investments constitute a significant component of its total assets. The Company takes estimated values of each of its commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if the Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of the Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, the Company owns an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect the Company’s NAV as the NAV calculation reflects the total value of the Company’s assets minus the total value of its liabilities as of the determination date.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, INC.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President
Dated:	August 27, 2026